FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated January 17, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 17, 2006

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

January 17, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release – Dated January 17, 2006

cc:

FOR IMMEDIATE RELEASE

 65Plus Website and Update on JV

Vancouver, B.C. January 17, 2006 - AMS Homecare (OTCBB:AHCKF) ), is pleased to announce that it has completed and launched its 65plus website (www.65plusstore.com) .

“We are pleased with this introduction as we continue our entry into the US Healthcare markets.  The launch allows the 65Plus store to offer the convenience of internet shopping for its durable medical products as well as the pharmaceutical products.  We expect to receive approvals shortly confirming our “square trade” application for use as an online pharmacy”, stated Mr. Harj Gill, CEO.

In late 2004 the company had announced the signing of a letter of intent with a Canadian Pharmacy Retailer with regards to a JV in the United States.  During 2005 the company implemented the opening of its first Retail Pharmacy outlet and named it 65Plus.  The company is pleased to announce that progress has been made in these discussions with this Canadian pharmaceutical retailer for the purpose of setting up a US online Joint Venture.  The Joint Venture will conduct business in the US and meet all US regulations once concluded. The company believes this will further enhance the company’s ability to market medical products and pharmaceuticals in the US.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare:

Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:

Jeff Ball, Business Development

Ph: 403 698 3144

Fax: 403 264 9879

sales@macamgroup.com

www.macamgroup.com

www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.